SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 11, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Dear Shareholders,

We present below management’s proposal which will be submitted to the approval of the Extraordinary Shareholders’ Meeting of March 26, 2015.

(i) to approve the amendment of article 5 of the Company’s Bylaws to reflect the new capital stock, due to the cancellation of shares held in treasury approved by the board of directors:

In accordance with article 11 of CVM Instruction 481/2009, Management details below the proposed amendment, the origin and justification of said amendment, as well as analyzes the legal and economic effects of the proposed amendment:

Amended article	Justification and analysis

Art. 5º - The capital stock of the Company, fully subscribed and paid in, is R$4,540,000,000.00 (four billion, five hundred and forty million reais), divided into 1,387,524,047 (one billion, three hundred eighty seven million, five hundred twenty four thousand and forty seven) ~~1,397,970,108 (one billion, three hundred ninety seven million, five hundred twenty four thousand and forty seven)~~ common and book-entry shares with no par value.

This amendment has the purpose of updating the number of shares into which the Company’s capital stock is divided, in accordance with article 5 of the Bylaws, to reflect the cancellation of 60,000,000 (sixty million) and 10,446,061 (ten million, four hundred forty-six thousand and sixty one) shares, approved respectively on July 18, 2014 and August 19, 2014 by the Company’s Board of Directors. The proposed amendment will not generate any legal or economic effect.

The copy of the bylaws including the highlighted suggested amendment is attached herein ("Attachment I").

(ii) to approve the consolidation of the Bylaws:

Due to the amendment proposed above, we propose the consolidation of the Company’s Bylaws as per the reading in Attachment I.

São Paulo, March 11, 2015.

Management

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.